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                             October 7, 2022

       Deborah Thomas
       Chief Financial Officer
       Hasbro, Inc.
       1027 Newport Avenue
       Pawtucket, Rhode Island 02861

                                                        Re: Hasbro, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 26, 2021
                                                            Response Dated
September 19, 2022
                                                            File No. 001-06682

       Dear Deborah Thomas:

              We have reviewed your September 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 6, 2022 letter.

       Response Dated September 19, 2022

       Risk Factors, page 28

   1. We note from your response to comment one that the costs associated with your environmental efforts
have not had a material impact on your business. This appears somewhat incongruous
with disclosure on page 42 of your Form 10-K that indicates you
                                                        "devote significant
resources and expenditures to help achieve" your sustainability goals.
                                                        Please revise or
explain your basis for this disclosure.
 Deborah Thomas
FirstName
Hasbro, Inc.LastNameDeborah Thomas
Comapany
October     NameHasbro, Inc.
        7, 2022
October
Page 2 7, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operation, page
44

2. We note your response to prior comment two and reissue it. Tell us how you considered providing disclosure regarding the possible indirect financial and operational impacts to you from disruptions to the operations of your customers or suppliers from severe weather.
       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing